Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2014 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on August 8, 2014 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

Brookfield Asset Management Reports Second Quarter 2014 Results

Net Income Doubles to $1.6 Billion or $1.19 Per Share

FFO Increases 24% to $569 Million

TORONTO, August 8, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended June 30, 2014.

“We are continuing to see clients allocate an increasing portion of their capital to Brookfield’s real asset investment strategies, due to the superior risk adjusted returns generated by these assets,” commented Bruce Flatt, CEO of Brookfield. “Our flagship listed partnerships and private funds are well positioned to deliver long-term performance for clients and shareholders.”

•
Consolidated net income for the quarter was $1.6 billion, or $1.19 per share, nearly four times the $0.31 recorded in the second quarter last year. Net income for the six months increased to $2.4 billion.

•
Funds from operations (“FFO”) for Brookfield shareholders were $569 million or $0.84 per share, 24% higher than the $0.68 recorded last year. This reflected increases in asset management fees, realized disposition gains and the contribution from capital deployed over the last 12 months.

•	Fee bearing capital increased to $84 billion and represented 16% growth from the same quarter last year.

Financial Results

	Three Months Ended		Six Months Ended
For the periods ended June 30 US$ millions (except per share amounts)	2014	2013	2014	2013

Consolidated net income1	$1,558	$802	$2,401	$1,499
Per Brookfield share2	1.19	0.31	1.98	0.82

Funds from operations2,3	$569	$464	$1,061	$1,153
Per Brookfield share2,3	0.84	0.68	1.56	1.72

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

1 |  Brookfield Asset Management Inc. – Q2 2014 News Release

Operating Highlights

We expanded our asset management franchise and our flagship listed partnerships.

Fee bearing capital increased during the quarter by $7 billion to $84 billion, which was 16% higher than the same quarter last year after adjusting for the sale of a low-margin fixed income investment business. We acquired the remaining shares in our office property company, which increased the equity base of our flagship listed property partnership by $500 million. We added $1.6 billion of assets under management in our public markets asset management business, primarily through market appreciation and fund flows to property and infrastructure securities.

Our flagship private funds have committed or invested approximately 60% of their capital commitments in aggregate, and we continue to maintain a robust pipeline of investment opportunities. This gives us confidence that we will be in a position to launch successor funds well before expiration of their investment period, which should in turn lead to increases in fee bearing capital. Total assets under management were $192 billion at the end of the quarter.

We announced or completed acquisitions and capital expansions that will deploy over $2 billion of capital on behalf of clients and Brookfield shareholders.

We continued to invest in emerging markets and Europe, where we believe valuations are compelling, in particular when compared to the U.S. We announced plans to acquire a portfolio of office properties in India with an aggregate value of approximately $800 million, continued to move forward with the acquisition of a port and rail network in Brazil, and closed the purchase of wind farms in Ireland for $690 million.

Across our property business, we recycled $1.2 billion through the sale of 13 mature properties. We invested approximately $450 million in retail projects in New York. Our renewable energy business moved forward with the purchase of the stake we did not own in one of the largest hydroelectric facilities in North America for $613 million, and launched development of new wind projects in Ireland. Our infrastructure group announced plans to acquire a natural gas storage facility in California and continues to move forward with an acquisition of a container terminal in New York and district energy businesses in Chicago, Seattle and Las Vegas.

Our private equity group made further add-on purchases in a number of areas and now owns a substantial face value of debt in the power generation and distribution subsidiary of a Texas company that is currently in bankruptcy, making us one of its largest creditors.

We increased cash flow and created value with growth initiatives and operational improvements in all of our major businesses.

FFO excluding gains was $422 million, compared to $406 million in the same quarter a year ago. Our asset management business generated fee revenues of $185 million ($702 million on a LTM basis) leading to a 24% increase in quarterly fee related earnings to $88 million. The continued increase is due to 16% growth in fee-bearing capital and a resultant 31% increase in the fees generated from our listed partnerships, private funds and public market business.

Our property group generated FFO of $137 million, excluding gains, up 10% from the same quarter last year, as a result of increased ownership of our office and U.S. retail portfolios, opportunistic investments, and increases in net rents compared with expiring leases. Our office property group announced new long-term leases in New York and London that significantly increased our occupancy rates and will contribute to cash flow increases by 2016. We signed new leases that were on average 5% above expiring rents in our office properties and 14% above expiring rents in our retail portfolio.

Our renewable energy assets generated FFO of $83 million, up 5% over last year, and benefitted from the contribution from recently acquired assets and increased energy prices and capacity sales on uncontracted generation. In Brazil, we locked in long-term power supply contracts with counterparties at attractive levels.

Our infrastructure group recorded $53 million of FFO, which was up on a comparable or “same store” basis but lower than the previous year, which included the results of an Australasian utility sold in the fourth quarter of 2013. Performance was in line with expectations, and benefited from increased ownership of our Brazilian toll road network as well as inflation indexation and a larger regulated asset base in our utilities group. We continue to invest in the expansion of our South American toll roads and UK port operations.

2 | Brookfield Asset Management Inc. – Q2 2014 News Release

Our private equity group generated $123 million of FFO excluding gains. This was lower than the 2013 quarter, which included additional FFO from assets that were subsequently sold, in addition to a decrease in panelboard prices. Our construction business announced new mandates totalling $1.2 billion, including a contract to build a major stadium in Australia. In our North American residential operations, we recorded higher profits following an increase in the level of land development and sales activity over the last year.

Realized disposition gains generated $147 million of FFO, compared with $58 million in the same quarter a year ago, and included a $68 million gain on the sale of a Denver office property and a $30 million gain on the repayment in full of a distressed debt investment in a European office portfolio.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on September 30, 2014 to shareholders of record as at the close of business on August 31, 2014. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

Funds from Operations (FFO) is defined as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ funds from operations. FFO consists of the following two components:

•
FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments. We present this measure as we believe it assists in describing our results and variances within FFO.

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Realized Disposition Gains are included in FFO as the purchase and sale of assets is a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

Brookfield uses FFO to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

The company provides additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

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Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2014 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the three and six months ended June 30, 2014, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

4 |  Brookfield Asset Management Inc. – Q2 2014 News Release

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

5 |  Brookfield Asset Management Inc. – Q2 2014 News Release

CONSOLIDATED BALANCE SHEETS

	(Unaudited) June 30	December 31
US$ millions	2014	2013
Assets
Cash and cash equivalents	$3,917	$3,663
Other financial assets	5,869	4,947
Accounts receivable and other	6,271	6,666
Inventory	6,526	6,291
Equity accounted investments	14,017	13,277
Investment properties	41,029	38,336
Property, plant and equipment	32,378	31,019
Sustainable resources	455	502
Intangible assets	4,909	5,044
Goodwill	1,712	1,588
Deferred income tax assets	1,455	1,412
Total Assets	$118,538	$112,745

Liabilities and Equity
Accounts payable and other	$10,922	$10,316
Corporate borrowings	4,577	3,975
Non-recourse borrowings
Property-specific mortgages	37,440	35,495
Subsidiary borrowings	7,549	7,392
Capital securities	624	791
Interests of others in consolidated funds	1,379	1,086
Deferred income tax liabilities	6,871	6,164
Equity
Preferred equity	3,553	3,098
Non-controlling interests in net assets	27,037	26,647
Common equity	18,586	17,781
Total Equity	49,176	47,526
Total Liabilities and Equity	$118,538	$112,745

6 |  Brookfield Asset Management Inc. – Q2 2014 News Release

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the periods ended June 30	Three Months Ended		Six Months Ended
US$ millions (except per share amounts)	2014	2013	2014	2013

Total revenues and other gains	$4,835	$5,166	$9,208	$10,117
Direct costs	(3,229)	(3,606)	(6,219)	(7,026)
	1,606	1,560	2,989	3,091
Equity accounted income	345	224	619	490
	1,951	1,784	3,608	3,581
Expenses
Interest	(639)	(668)	(1,265)	(1,323)
Corporate costs	(33)	(36)	(66)	(80)
	1,279	1,080	2,277	2,178
Fair value changes	996	465	1,711	526
Depreciation and amortization	(371)	(373)	(747)	(738)
Income tax	(346)	(370)	(840)	(467)
Net income	$1,558	$802	$2,401	$1,499

Net income attributable to:
Brookfield shareholders	$785	$230	$1,326	$590
Non-controlling interests	773	572	1,075	909
	$1,558	$802	$2,401	$1,499

Net income per share
Diluted	$1.19	$0.31	$1.98	$0.82
Basic	1.21	0.31	2.03	0.84

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SUMMARIZED FINANCIAL RESULTS1

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

(Unaudited)	Funds from Operations1,2
For the periods ended June 30 US$ millions (except per share amounts)	Three Months Ended		Six Months Ended
	2014	2013	2014	2013
FFO from operating activities	$422	$406	$809	$770
Realized disposition gains3	147	58	252	383
	$569	$464	$1,061	$1,153

Per share	$0.84	$0.68	$1.56	$1.72

(Unaudited) For the periods ended June 30	Three Months Ended		Six Months Ended
US$ millions (except per share amounts)	2014	2013	2014	2013
FFO from operating activities	$422	$406	$809	$770
Realized disposition gains3	60	15	95	76
Fair value changes	672	253	1,240	389
Depreciation and amortization	(174)	(185)	(351)	(350)
Income tax	(195)	(259)	(467)	(295)
Net income2	$785	$230	$1,326	$590

Per share	$1.19	$0.31	$1.98	$0.82

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited) For the periods ended June 30	Three Months Ended		Six Months Ended
US$ millions	2014	2013	2014	2013
Net income prior to fair value changes, depreciation and amortization and income tax (see page 6)	$1,279	$1,080	$2,277	$2,178
Adjust for:
Fair value changes within equity accounted income	(74)	(23)	(88)	(91)
Current income taxes	(36)	(47)	(73)	(81)
Realized disposition gains not included in net income	87	43	157	307
	1,256	1,053	2,273	2,313
Non-controlling interest	(687)	(589)	(1,212)	(1,160)
Funds from operations1	$569	$464	$1,061	$1,153

Notes:

1.	Includes non-IFRS measures – see Basis of Presentation on page 3
2.	Excludes amounts attributable to non-controlling interests
3.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years

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